UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

ZHONGCHAO INC.

(Translation of Registrant's name into English)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On November 12, 2020, Zhongchao Inc. (the “Company”) issued a press release announcing that the Company and Takeda Pharmaceutical Company Limited (“Takeda”) agreed to expand their current scope of cooperation which now covers five of Takeda’s subsidiaries in China including the new addition of Baishen Biotechnology (Shanghai) Co., Ltd. Pursuant to the amended service agreement by and between the Company and Takeda, the Company shall continue to serve as Takeda’s vendor and partner in China, providing a broad range of services in medical editing, document collation, and medical training and education to Takeda.

A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibit	Description
99.1	Press release dated November 12, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang Chief Executive Officer
Title:

Date: November 12, 2020